# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocket Pharmaceuticals, Inc., CIK 0001281895
CUSIP: 77313F106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9 Cedarbrook Drive, Cranbury, New Jersey (NJ), 08512
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000934639

## Reporting persons
- Maverick Capital, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 5,547,175; sole dispositive power 0; shared dispositive power 5,547,175; aggregate amount beneficially owned 5,547,175 (5.2% of the class)
- Maverick Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 5,547,175; sole dispositive power 0; shared dispositive power 5,547,175; aggregate amount beneficially owned 5,547,175 (5.2% of the class)
- Lee S. Ainslie III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,547,175; sole dispositive power 0; shared dispositive power 5,547,175; aggregate amount beneficially owned 5,547,175 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Rocket Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 9 Cedarbrook Drive, Cranbury, NJ 08512

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

Maverick Capital, Ltd. ("Maverick");
Maverick Capital Management, LLC ("Maverick Capital Management"); and
Lee S. Ainslie III ("Mr. Ainslie").

This Schedule 13G relates to Shares (as defined herein) held for the accounts of Maverick's clients.
Address of principal business office or, if none, residence: The address of the principal business office of (i) Maverick and Maverick Capital Management is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 360 South Rosemary Ave., Suite 1440, West Palm Beach, Florida 33401.
Citizenship:
(i) Maverick is a Texas limited partnership;
(ii) Maverick Capital Management is a Texas limited liability company; and
(iii) Mr. Ainslie is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership as of April 7, 2025 is incorporated by reference to items (5) - (9) and (11) of the cover page of each of the Reporting Persons. The ownership percentages are based on 106,629,701 outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of Rocket Pharmaceuticals, Inc. (the "Issuer"), as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2025.

Maverick is the investment advisor of (i) Maverick Fund USA, Ltd, a Texas limited partnership, which holds 1,224,879 Shares, (ii) Maverick Fund II, Ltd., a Cayman exempt corporation, which holds 1,123,016 Shares, (iii) Maverick Long Enhanced Fund, Ltd, a Cayman exempt corporation, which holds 1,231,492 Shares, (iv) Maverick HP, L.P., a Delaware limited partnership, which holds 1,089,675 Shares, (v) Maverick Long Fund, Ltd., a Cayman exempt corporation, which holds 640,852 Shares, and (vi) certain separately managed accounts which collectively hold 237,261 Shares.

Maverick is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the Shares which are the subject of this filing through the investment discretion it exercises over its clients' accounts. Maverick Capital Management is the General Partner of Maverick. Mr. Ainslie is the manager of Maverick Capital Management.
Percent of class:
Maverick: 5.2%
Maverick Capital Management: 5.2%
Mr. Ainslie: 5.2%
Sole power to vote or to direct the vote:
Maverick: 0
Maverick Capital Management: 0
Mr. Ainslie: 0
Shared power to vote or to direct the vote:
Maverick: 5,547,175
Maverick Capital Management: 5,547,175
Mr. Ainslie: 5,547,175
Sole power to dispose or to direct the disposition:
Maverick: 0
Maverick Capital Management: 0
Mr. Ainslie: 0
Shared power to dispose or to direct the disposition:
Maverick: 5,547,175
Maverick Capital Management: 5,547,175
Mr. Ainslie: 5,547,175

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Maverick Capital, Ltd.: /s/ Trevor Wiessmann*, By: Maverick Capital Management, LLC, its General Partner By: Lee S. Ainslie III, Manager (04/14/2025)
- Maverick Capital Management, LLC: /s/ Trevor Wiessmann*, Lee S. Ainslie III, Manager (04/14/2025)
- Lee S. Ainslie III: /s/ Trevor Wiessmann*, Lee S. Ainslie III (04/14/2025)
Comment: *Under Power of Attorney, dated March 15, 2018